Exhibit 99.2
March 2, 2011
Novamed Inc.
333 West Wacker Drive
Suite 1010
Chicago, IL 60606
To the Board of Directors of Novamed:
HealthInvest Partners AB and the HealthInvest Funds are among Novamed’s largest shareholders. We beneficially own, in the aggregate, approximately 5.1% of the Company’s outstanding common stock.
We are very disappointed with the terms of the merger with Surgery Center Holdings, Inc. that you recently approved. We believe the merger, if consummated, would destroy a substantial portion of the value of the Company’s common equity. It is certainly not in the best interests of your common stockholders. Let us explain.
We first looked at whether the proposed merger price represents an adequate premium to market. As you know, the Company’s common stock closed at $12.91 on the day before the merger was announced. In the merger, stockholders will receive $13.25 per share in cash, or approximately $105 million in aggregate, for the Company’s common equity. This is a premium of merely 2.6 percent to market — a merger price that in our view is far too low and utterly fails to reflect the intrinsic value of Novamed shares. Our research indicates this is one of the lowest premiums to market paid for an acquisition of a US healthcare company in the last five years.
When we reviewed other financial aspects of the transaction, our view was confirmed. For example, the merger price as a multiple of the Company’s free cash flow is inadequate. According to its recently filed financial reports, Novamed generated approximately $41 million in operating cash flow in 2010. This produced free cash flow of $23 million after amortization of investments in property and equipment and distributions to noncontrolling interests. Thus, the merger price of $105 million is a mere 4.6 times free cash flow, a multiple that seriously undervalues the Company’s business.
The transaction also fails to reflect the benefits available to Surgery Center from eliminating the costs to Novamed of remaining public, and potentially from reduction of overhead and other items of expense. But common stockholders will have no opportunity to participate in ownership of the combined business going forward. Accordingly, they should be compensated for these efficiencies with an appropriate cash merger price. In our view, they have not been.
HealthInvest Partners AB
Biblioteksgatan 29, SE-114 35 STOCKHOLM
Tel: +46 (0)8 440 38 30 Fax: +46 (0)8 440 38 39
info@healthinvest.se, www.healthinvest.se

March 2, 2011
Frankly, in the circumstances we do not understand how the Board’s financial adviser could have concluded that the terms of the merger are fair from a financial point of view to the Company’s common stockholders.
We also have a hard time understanding how the Board concluded the merger is in the best interest of its shareholders. On February 21, 2007, the day Thomas S. Hall was appointed Chairman of the Board, Novamed shares closed at $21.90. Now, nearly four years after his appointment, Mr. Hall and the Board are willing to sell all the Company’s shares at $13.25 to a private equity firm. We have to conclude that Mr. Hall and the Board have destroyed 39.5% of the Company’s value in just four years. For comparison, during the same period — one that included exceptional market turbulence — Nasdaq is up 6%, making it hard to blame the general stock market for Novamed’s abysmal performance or to provide any rationale for arranging a merger at a fire sale price to a private equity firm.
As matters stand, we do not intend to accept the proposed price of $13.25 and plan to vote NO to the merger agreement at the special meeting of stockholders. For the benefit of the Company’s common stockholders, we sincerely hope the Board will remain receptive to proposals that would be superior to the pending merger from a financial point of view.
Sincerely,
Anders Hallberg
Managing Director and CEO
HealthInvest Partners AB
Biblioteksgatan 29
SE-114 35 Stockholm
Phone: +46 (0)8 440 38 30
Fax: +46 (0)8 440 38 39
E-mail: anders.hallberg@healthinvest.se
Web: www.healthinvest.se
HealthInvest Partners AB
Biblioteksgatan 29, SE-114 35 STOCKHOLM
Tel: +46 (0)8 440 38 30 Fax: +46 (0)8 440 38 39
info@healthinvest.se, www.healthinvest.se